UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934*

NiMin Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65440N100

(CUSIP Number)

June 30, 2012

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 65440N100	Page 2 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Bank of Australia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australian Capital Territory, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,217,741 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,217,741 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,741 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.04% (based on 69,834,396 outstanding shares, per Form 8-K dated 2012-06-26)
12.	TYPE OF REPORTING PERSON BK/HC

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CUSIP NO. 65440N100	Page 3 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial Holding Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,217,741 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED VOTING POWER 4,217,741 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,741 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.04% (based on 69,834,396 outstanding shares, per Form 8-K dated 2012-06-26)
12.	TYPE OF REPORTING PERSON HC

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CUSIP NO. 65440N100	Page 4 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commonwealth Insurance Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,217,741 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,217,741 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,741 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.04% (based on 69,834,396 outstanding shares, per Form 8-K dated 2012-06-26)
12.	TYPE OF REPORTING PERSON HC

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CUSIP NO. 65440N100	Page 5 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Victoria, Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,217,741 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,217,741 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,741 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.04% (based on 69,834,396 outstanding shares, per Form 8-K dated 2012-06-26)
12.	TYPE OF REPORTING PERSON HC

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CUSIP NO. 65440N100	Page 6 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,217,741 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,217,741 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,217,741 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 6.04% (based on 69,834,396 outstanding shares, per Form 8-K dated 2012-06-26)
12.	TYPE OF REPORTING PERSON IA

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CUSIP NO. 65440N100	Page 7 of 13

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colonial First State Wholesale Global Resources Long Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,620,824 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,620,824 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,620,824 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 3.75%* (based on 69,834,396 outstanding shares, per Form 8-K dated 2012-06-26)
12.	TYPE OF REPORTING PERSON IV

*	As of the date hereof, this reporting person is no longer the beneficial owner of more than 5 percent of the class of securities reported herein.

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CUSIP NO. 65440N100	Page 8 of 13

Item 1	(a)	Name of Issuer:

NiMin Energy Corp

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1160 Eugenia Place Suite 100 Carpinteria California USA 93013

Item 2	(a)	Name of Person Filing

Item 2	(b)	Address of Principal Business Office

Item 2	(c)	Citizenship

Commonwealth Bank of Australia Ground Floor, Tower 1 201 Sussex Street Sydney, New South Wales, 2000 Commonwealth of Australia Australian Capital Territory

Colonial Holding Company Limited Ground Floor, Tower 1 201 Sussex Street Sydney, New South Wales, 2000. Commonwealth of Australia New South Wales

Commonwealth Insurance Holdings Limited Ground Floor, Tower 1 201 Sussex Street Sydney, New South Wales, 2000 Commonwealth of Australia New South Wales

Colonial First State Group Limited Ground Floor, Tower 1 201 Sussex Street Sydney, New South Wales, 2000 Commonwealth of Australia Victoria

Colonial First State Investments Limited Ground Floor Tower 1 201 Sussex Street, Sydney New South Wales, 2000 New South Wales

Colonial First State Wholesale Global Resources Long Fund Colonial First State Investments Ltd Level 29 52 Martin Place Sydney NSW, 2000 Australia New South Wales

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

65440N100

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☒ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: Colonial First State Investments Limited is an investment adviser registered pursuant to the law of the jurisdiction in which it is located. Colonial First State Wholesale Global Resources Long Fund is an Australian registered Managed Investment Scheme – unit trust.

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☐

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CUSIP NO. 65440N100	Page 9 of 13

Item 4	Ownership:

(a) Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each reporting person.

(b) Percent of Class:

Incorporated by reference to Item 11 of the cover page pertaining to each reporting person.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.

(ii) shared power to vote or to direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.

(iii) sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.

(iv) shared power to dispose or to direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

Item 5	Ownership of Five Percent or Less of a Class:

As of the date hereof, Colonial First State Wholesale Global Resources Long Fund is no longer the beneficial owner of more than five percent of the class of securities reported herein.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Owners of certain accounts managed by Colonial First State Investments Limited have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Exhibit 99.2.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. I also certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to the relevant subsidiaries referenced in Exhibit 99.2 to this Schedule 13G are substantially comparable to the regulatory schemes applicable to the functionally equivalent U.S. institutions, and that I undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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CUSIP NO. 65440N100	Page 10 of 13

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of July 2012.

Commonwealth Bank of Australia

By:	/s/ John Damien Hatton

Name:	John Damien Hatton
Title:	Company Secretary

Colonial Holding Company Limited

By:	/s/ John Damien Hatton

Name:	John Damien Hatton
Title:	Director

Commonwealth Insurance Holdings Limited

By:	/s/ John Damien Hatton

Name:	John Damien Hatton
Title:	Director

Colonial First State Group Limited

By:	/s/ John Damien Hatton

Name:	John Damien Hatton
Title:	Director

Colonial First State Investments Limited

By:	/s/ Bradley Massey

Name:	Bradley Massey
Title:	Director

Colonial First State Wholesale Global Resources Long Fund

By:	/s/ Bradley Massey

Name:	Bradley Massey
Title:	Director

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CUSIP NO. 65440N100	Page 11 of 13

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement

99.2	Item 7 Information